Fold Holdings, Inc.

11201 North Tatum Blvd., Suite 300, Unit 42035

Phoenix, AZ 85028

April 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fold Holdings, Inc.

Registration Statement on Form S-1

File No. 333-286294

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fold Holdings, Inc. We respectfully request that the Registration Statement become effective as of 5:30 p.m. Eastern Time on April 10, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-7420.

Thank you for your assistance in this matter.

Very truly yours,

FOLD HOLDINGS, Inc.

By:	/s/ Will Reeves
Will Reeves
Chief Executive Officer

cc:	Wolfe Repass, Fold Holdings, Inc.

Ryan Maierson, Latham & Watkins LLP